FILE NO. 70-9755



                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            AMENDMENT NO. 3

                                  TO

                               FORM U-1

                       APPLICATION/DECLARATION
                               UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Northeast Utilities                         Holyoke Water Power Company
Western Massachusetts Electric Company      Canal Street
The Quinnehtuk Company                      Holyoke, MA 01040
174 Brush Hill Avenue
West Springfield, MA 01090-0010


The Connecticut Light and Power Company     Public Service Company
NU Enterprises, Inc.                          of New Hampshire
Northeast Generation Service Company        North Atlantic Energy
Northeast Generation Company                  Corporation
Select Energy, Inc.                         1000 Elm Street
Mode 1 Communications, Inc.                 Manchester, NH 03015
Northeast Nuclear Energy Company
The Rocky River Realty Company
Yankee Energy System, Inc.
107 Selden Street
Berlin, CT 06037


Yankee Energy Services Company              HEC Inc.
148 Norton St.                              24 Prime Parkway
Milldale CT  06467                          Natick, MA  01760


Yankee Gas Services Company                 R.M. Services, Inc.
Yankee Energy Financial Services Company    639 Research Parkway
NorConn Properties, Inc.                    Meriden, CT  06467
599 Research Parkway
Meriden, Connecticut  06450


(Name of companies filing this statement and addresses of principal executive offices)




                              NORTHEAST UTILITIES
                   (Name of top registered holding company)

                           Cheryl W. Grise, Esq.
            Senior Vice President, Secretary and General Counsel
                   Northeast Utilities Service Company
                              P.O. Box 270
                         Hartford, CT 06141-0270
                  (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

Jeffrey C. Miller                           David R. McHale
Assistant General Counsel                   Vice President and Treasurer
Northeast Utilities                         Northeast Utilities
Service Company                             Service Company
P.O. Box 270                                P.O. Box 270
Hartford, CT 06141-0270                     Hartford, CT 06141-0270


A. Paragraph 23 through 25 is deleted and replaced with the following paragraphs 23-29 and paragraphs 26 and 27 are renumbered accordingly:


"23. Other Matters

     Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

24. NU currently meets all of the conditions of Rule 53(a),except for clause (1). At September 30, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 74 % of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($638.8 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

25. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

26. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

27. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for the periods beginning March 7, 2000 and ending March 31, 2000, June 30, 2000 and September 30, 2000 respectively. As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                             As of June 30, 2000

                                     (thousands
                                     of dollars)         %

Common shareholders' equity          2,365,854         36.9
Preferred stock                        277,700          4.3
Long-term and short-term debt        3,768,353         58.8
                                     6,411,907        100.0

28. The consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                    As of September 30, 2000

                                   (thousands
                                    of dollars)         %

Common shareholders' equity          2,413,785        37.9
Preferred stock                        277,700         4.3
Long-term and short-term debt        3,683,667        57.8
                                     6,375,152       100.0

29. NU's consolidated retained earnings have increased from $582 million as of December 31, 1999 to $691 million as of September 30, 2000. NU's interest in NGC (its only EWG or FUCO) has made a positive contribution to earnings in that time by contributing $15 million to NU's retained earnings with revenues of $75.5 million and net income of $15.7 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity."



                               SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Northeast Utilities
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
Holyoke Water Power Company
Northeast Nuclear Energy Company
North Atlantic Energy Corporation
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Select Energy, Inc.
Mode 1 Communications, Inc.
HEC Inc.
Yankee Energy System, Inc.
Yankee Gas Services, Inc.
Yankee Financial Services, Inc.
Yankee Energy Services Company
NorConn Properties, Inc.
R.M. Services, Inc.


By: /s/ Randy A. Shoop
     Title: Assistant Treasurer-Finance
     Northeast Utilities Service Company as Agent for
     all of the above named companies